UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

for the month of May, 2003

Commission File: 33-80178

PRESS RELEASE

Tembec temporarily suspends activities at three sawmills

TEMBEC INDUSTRIES INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

PRESS RELEASE                                                              FOR IMMEDIATE RELEASE

Tembec temporarily suspends activities at three sawmills

Témiscaming, May 16, 2003 --- Tembec announced today that on June 1 it plans to shut down three of its sawmills for five weeks. The Béarn, Cochrane and Canal Flats mills — located in Quebec, Ontario and British Columbia, respectively — have been hard hit by the unwarranted and illegal countervailing duties and anti-dumping penalty imposed on softwood lumber by the US. The recent strength of the Canadian dollar has aggravated the situation. Activities have also been suspended at the Kirkland Lake, Ontario, sawmill since November 2002 for the same reasons.

During meetings held at each of the three mills, employees and union representatives were informed of the Company's decision and discussed the situation with management.

The Béarn, Cochrane and Canal Flats mills combined produce some 30% of Tembec's total SPF lumber output, and their temporary shutdown will affect over 490 direct jobs. Management believes that this curtailment will not negatively affect the Company's financial performance.

Tembec's Forest Products Group, which has sales in the order of $1.2 billion, is a leading supplier in three major sectors: softwood lumber (SPF) and OSB panels, specialty wood products and engineered wood products.

Tembec is an integrated Canadian forest products company principally involved in the production of wood products, market pulp and papers. The Company has sales of approximately $4 billion with over 55 manufacturing sites in the Canadian provinces of New Brunswick, Quebec, Ontario, Manitoba, Alberta and British Columbia, as well as in France, the United States and Chile. Tembec's Common Shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its web site, at www.tembec.com

Contacts:

Fred LeClair
President, Forest Products Group
Tel: (819) 627-4499

Charles Gagnon
Vice President, Corporate Relations
Tel: (819) 627-4387

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INDUSTRIES INC.

Claude Imbeau_________________________
Vice-President, General Counsel and Secretary

Date: May 16, 2003